Exhibit 99.12

Triple Impact Connections Increases its Digital CX Capabilities with CXone

NICE CXone’s AI-Driven cloud CX platform will provide Triple Impact Connections with the next gen flexibility and scalability to meet its needs amid rapid growth

Hoboken, N.J., March 28, 2024 – NICE (Nasdaq: NICE) today announced that Triple Impact Connections, a veteran-owned BPO firm based in the United States, has selected the industry-leading NICE CXone platform to help drive great customer service and long-term value. With the move to CXone, Triple Impact Connections will be able to handle its rapid growth, better support its remote agents, and offer customers a complete, end-to-end experience.

Triple Impact Connections chose NICE because of its placement as a leader on Gartner’s Magic Quadrant for CCaaS, its consistent industry leadership in workforce management, and its advanced CX analytics and AI capabilities. The robust, complete AI-powered platform of CXone will provide better visibility into its contact service operation with real-time insights into overall operations. This increase in accurate reporting will give the company a better understanding of agent performance and empower those agents with a unified workspace and the training they need to succeed.

In addition, Triple Impact Connections looked to improve its self-service capabilities and offer a wider range of options to its end customers. The company will create a seamless, intelligent omnichannel journey across all digital and voice interaction channels, making the BPO more competitive and able to adapt to market changes quickly and effortlessly without disrupting the customer’s journey.

Josh Kuligowski, Chief Technology Officer, Triple Impact Connections, said, “As we navigate the ongoing surge in customer demand, NICE empowers us to deliver next-generation service levels and comprehensive omnichannel digital strategies, placing our customers at the forefront of exceptional customer service, robust support, and seamless order fulfillment. This decision positions us to not only meet but exceed increased customer demand, and solidify our identity as a family-oriented, community-driven business."

“The need to have an interactions centric platform that can converge all CX assets and be fueled with AI is a mandatory requirement for businesses to build the future of their CX operation,” said Barry Cooper, President, CX Division, NICE. “With CXone’s AI-driven digital capabilities, Triple Impact Connection will be on the cutting edge of CX with a suite of solutions capable of meeting any and all needs.”

About Triple Impact Connections
Triple Impact Connections is a provider of Business Process Solutions (BPO) with major clients across North America. As such, we’re uniquely positioned to deliver on clients’ evolving needs through the Military Spouse Employment Partnership (MSEP). Our executive team brings over 60 years of Contact Center experience and strategic and tactical expertise between brands and customers. The benefits Triple Impact offers are game-changers and a clear win-win for companies, their customers, and our country. tripleimpact.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.